Securities and Exchange Commission
Page
October 30, 2009

October 30, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 73 under the Securities Act of 1933, and Amendment No. 203 under the Investment Company Act of 1940, to the registration statement.  We are making this filing under rule 485(a)(1) of the Securities Act of 1933.

The proposed disclosure reflects no novel issues.  We revised our currently offered Contract Enhancements to allow for the Contract Enhancements to be credited to subsequent premiums paid after the first contract year, with the amount of the Contract Enhancement declining based on the contract year when the premium is received.  Accordingly, we revised the corresponding schedule of recapture charges.  On September 24, 2009, we filed an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, exempting certain proposed transactions from the provisions of Sections 2(a)(32) and 27(i)(2)(A) and Rule 22c-1 thereunder to permit the recapture of the aforementioned Contract Enhancements upon surrender (File No. 812-13703).

Please note that several more offerings will contain these revisions.  Regarding these additional offerings, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Following are the representations requested in the Commission’s press release dated June 24, 2004:

Tandy Acknowledgements

We hereby acknowledge and agree as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Page
October 30, 2009

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please call or e-mail me with your questions or comments.  My direct line is (517) 367-3835, and my
e-mail address is tony.dowling@jnli.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel